NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOLS: TSE: RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR CLASS II PREFERRED SHARES, SERIES C

TORONTO, CANADA -- February 17, 2003 -- Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 46.875 cents per share on its Class II Preferred Shares, Series C, payable on March 15, 2003 to shareholders of record at the close of business on March 3, 2003.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:

Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Website: www.russelmetals.com
E-mail: info@russelmetals.com